06008781

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAY 24 2006 DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-46341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Strategic Alliance Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 North First Street
(No. and Street)

Albemarle (City) NC (State) 28001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martha O'Brien 704-983-5959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 1655 (Address) Southern Pines (City) North Carolina (State) 28388 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED JUL 10 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christy D. Stoner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Strategic Alliance Corporation, as of December 31, 2005, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Christy D. Stoner (signature)
Signature

CEO/President
Title

Anita F. Carpenter (signature)
Notary Public
Anita F. Carpenter

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

To the Board of Directors
The Strategic Alliance Corporation
Albemarle, North Carolina

Our report on our audits of the basic financial statements of The Strategic Alliance Corporation for the years ended December 31, 2005 and 2004 appears on page one. These audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

February 27, 2006

	2005	2004
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accrued expenses and withheld amounts	$ 157,029	$ 94,343
Clearing fees payable to clearing broker	-	-
Items not included in statement of financial condition and other adjustments		
None	-	-
TOTAL AGGREGATE INDEBTEDNESS	$ 157,029	$ 94,343
MINIMUM REQUIRED NET CAPITAL	$ 100,000	$ 100,000
NET CAPITAL		
Stockholder's equity	$ 797,798	$ 867,239
Deductions		
Nonallowable commissions receivable from clearing broker	-	3,080
Other receivables	95,388	58,805
Investments owned, not readily marketable	5,488	5,488
Other assets	470,238	443,525
Furniture and equipment	27,467	34,498
Haircut on securities owned	4,624	6,,115
NET CAPITAL(1)	194,593	315,728
MINIMUM REQUIRED NET CAPITAL	50,000	100,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 144,593	$ 215,728
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.09 to 1	.30 to 1

(1) A reconciliation of net capital to the Company's December 31, 2005 and 2004 FOCUS II-A report is not necessary because there have been no adjustments.

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL STRUCTURE

To the Board of Directors
The Strategic Alliance Corporation
Albemarle, North Carolina

In planning and performing our audit of the consolidated financial statements of The Strategic Alliance Corporation (a wholly-owned subsidiary of Bank of Stanly) for the year ended December 31, 2005, we considered internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation that we consider to be material weaknesses as defined above.

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

Dixon Hughes PLLC

February 27, 2006